Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D Corriero

Partner

jcorriero@stradley.com

215.564.8528

VIA EDGAR

December 20, 2024

Chad Eskildsen

Staff Accountant

Division of Investment Management, Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Enhanced CLO Income Fund
File Numbers: 333-281856; 811-23999

Dear Mr. Eskildsen:

This letter responds to supplemental comments you conveyed verbally on December 5, 2024, regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to the Nuveen Enhanced CLO Income Fund (the “Registrant” or the “Fund”). For convenience, each of your comments are repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

1.	Comment: Audited financial statements are dated as of December 31, 2023. Please provide more recent unaudited financial statements to comply with Rule 3-18 of Regulation S-X.

Response: The Registrant notes that Rule 3-18 of Regulation S-X is only applicable to registered funds and, therefore, the Predecessor Fund’s and Master Fund’s financial statements are not required to comply with such rule. Nonetheless, in order to comply with the staff’s demand to provide unaudited interim financial statements, the Registrant will provide interim financial statements for the Predecessor Fund and Master Fund.

Pennsylvania • New Jersey • Delaware • DC • New York • Illinois • California

A Pennsylvania Limited Liability Partnership

2.	Comment: Please include supplemental financial information disclosures in accordance with Rule 6-11(d) of Regulation S-X.

Response: The Registrant will add the following disclosure to the SAI under the heading “Supplemental Financial Information”:

A table showing the fees and expenses of the Fund after giving effect to the Reorganization is included in the Prospectus. The Reorganization will not result in a material change to the Predecessor Fund’s investment portfolio due to the investment restrictions of the Fund. As a result, a schedule of investments of the Predecessor Fund modified to show the effects of such change is not required and is not included. There are no material differences in the accounting policies of the Predecessor Fund as compared to those of the Fund.

3.	Comment: The disclosure included in response to Item 25.1 of Form N-2 in the Part C needs to be updated to represent that the assets of the Predecessor Fund to be transferred to the Fund will exceed the $100,000 required by Section 14(a) of the 1940 Act.

Response: The Registrant will revise the disclosure included in response to Item 25.1 of Form N-2 in the Part C to provide the following:

Prior to commencement of the Registrant’s operations, all of the assets of a Cayman Islands exempted limited partnership (the "Master Fund") through which Nuveen CLO Opportunities Fund LP, a private fund relying on an exemption from registration under section 3(c)(7) of the 1940 Act (the “Predecessor Fund”), invested will be transferred to the Registrant and the Predecessor Fund and the Master Fund will cease operations (the “Reorganization”). The Reorganization will result in the Registrant satisfying the net worth requirements of Section 14(a) of the 1940 Act. Audited financial statements of the Predecessor Fund and Master Fund have been included as an Appendix to the Registrant’s Statement of Additional Information filed herewith in compliance with Rule 6-11 of Regulation S-X.

* * * * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 215.564.8528 or, in my absence, Stephen LaChine at 312.964.3522.

Sincerely,

/s/ Joel D. Corriero
Joel D. Corriero

Enclosures

Copies (w/encl.) to

M. Winget

E. Fess

E. Purple

S. Lachine